Exhibit 12
CVB Financial Corp.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year ended December 31,
	2010	2009	2008	2007	2006
Earnings excluding interest on deposits (1):
Earnings Before Taxes	$86,739	$89,249	$85,748	$83,063	$103,061
Fixed Charges	41,946	65.510	104,869	112,395	81,763

	$128,685	$154,759	$190,617	$195,458	$184,824

Preferred Dividends (2):	$—	$5,827	$774	$—	$—

Fixed charges (1):
Interest on borrowings	$39,719	$63,539	$103,038	$110,838	$80,284
Amortization of debt expense	—	—	120	120	120
Interest portion of rental expense	2,227	1,971	1,711	1,437	1,359

	$41,946	$65,510	$104,869	$112,395	$81,763

Ratio of earnings to fixed charges	3.07	2.36	1.82	1.74	2.26

Ratio of earnings to fixed charges and preferred dividends	3.07	2.27	1.81	1.74	2.26

Earnings Including interest on deposits (1):
Earnings Before Taxes	86,739	89,249	85,748	83,063	103,061
Fixed Charges	60,199	90,466	140,670	181,692	148,943

	$146,938	$179,715	$226,418	$264,755	$252,004

Preferred Dividends (2):	$—	$5,827	$774	$—	$—

Fixed charges (1):
Interest on deposits	$18,253	$24,956	$35,801	$69,297	$67,180
Interest on borrowings	39,719	63,539	103,038	110,838	80,284
Amortization of debt expense	—	—	120	120	120
Interest portion of rental expense	2,227	1,971	1,711	1,437	1,359

	$60,199	$90,466	$140,670	$181,692	$148,943

Ratio of earnings to fixed charges	2.44	1.99	1.61	1.46	1.69

Ratio of earnings to fixed charges and preferred dividends	2.44	1.92	1.60	1.46	1.69

(1)	As defined In Item 503(d) of Regulation S-K.

(2)	The prefered dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.